

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 24, 2010

By U.S. Mail and Facsimile

Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT 06890

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 3, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 15, 2010**
> **File No. 001-10435**

Dear Mr. Dineen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1 – Business, page 4

Marketing and Distribution, page 6

1. Please be advised that you must disclose the name of any customer whose sales constitute ten percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you. Please confirm that you have considered whether disclosure in this respect is required.

Item 1A – Risk Factors, page 10

2.   In future filings, please amend your risk factors section to comply with plain English principles. You should provide subheadings that meaningfully advise readers of the risks that follow and the text should clearly focus on the risks to the company and provide only the factual details that are necessary to place the risk in context. The inclusion of mitigating statements such as "the Company believes it is generally in compliance with applicable environmental regulations" makes the risk unclear. Please also avoid copying disclosure directly from other parts of the filing, such as the notes to the financial statements, into the risk factors. For example, please see your disclosure under "Firearms Litigation".

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations – 2009, page 22

3.   In future filings, please elaborate on the factors that have materially impacted your results of operations from period-to-period. We note that you cite extraordinary retail demand for your products beginning in 2008 as a factor that impacted your backlog in 2009, but you have not discussed what drove the increase in demand. Similarly, you should discuss any trends, events or uncertainties that you reasonably expect will have a material impact on your operations in the future. Your MD&A should provide a sufficient analysis for investors to be able to evaluate the certainty of your cash flows and to assess whether reported financial information is indicative of future operating results or financial condition.

4.   In future filings, please expand your discussion and analysis of cost of products sold to identify and disclose the impact that your primary raw materials, and any other major cost drivers, had on your cost of goods sold from period-to-period.

5.   In future filings, please quantify the material underlying components of the changes in your selling, general and administrative expenses. See Section 501.04 of the Codification of Financial Reporting Policies for guidance.

Critical Accounting Policies and Estimates, page 43

6.   You stated in your disclosure that "it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period." Tell us whether it is *reasonably possible* that any single claim could be material to your financial position, results of operations or cash flows for any particular period. If so, please note that you should identify the nature of the claim, quantify the claimed damages, if known, and disclose the reasonably possible range of loss of that

claim, if estimable. You should also discuss the uncertainties surrounding the potential loss on such claim. Because the threshold for these disclosures is reasonable possibility, we ask that you use this level of probability in your assertions and disclosures, and include in your assessment the potential impact on cash flows.

Item 8 – Financial Statements and Supplementary Data, page 46

Note 11 – Earnings Per Share, page 65

7.   Please tell us whether your restricted stock units and deferred stock are participating securities. If so, please confirm to us that your computation of basic EPS includes these participating securities and revise future filings to provide the appropriate disclosures. See FASB ASC 260-10-45-59A through 45-61A for guidance.

Item 9A – Controls and Procedures, page 74
Evaluation of Disclosure Controls and Procedures, page74

8.   You indicated that your officers "have concluded that as of December 31, 2009, the Company's controls and procedures over financial reporting were effective;" however, your conclusion should have referred specifically to "disclosure controls and procedures." In this regard, please confirm to us that your chief executive officer and chief financial officer have concluded that as of December 31, 2009, the company's disclosure controls and procedures were effective, and revise future filings accordingly.

Signatures, page 82

9.   Please amend your Form 10-K to provide the signature of the principal accounting officer or controller of your company. Please refer to paragraph (2)(a) of Instruction D. of Form 10-K.

Form 10-Q for the Fiscal Quarter Ended April 3, 2010

Item 1 – Financial Statements, page3

Note 8 – Basic and Diluted Earnings Per Share, page 11

10.   In future filings, please disclose the securities that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the interim periods presented as required by FASB ASC 260-10-50-1(c).

Item 4 – Controls and Procedures, page 23

11.   With respect to the second paragraph of your disclosures on controls and
        procedures, please note the following:

        •   We note that your disclosure controls and procedures are "effective to ensure
            that information required to be disclosed in the Company's periodic reports
            filed under the Exchange Act is recorded, processed, summarized and
            reported within the time periods specified by the Securities and Exchange
            Commission's rules and forms." However, your disclosure does not contain
            the full definition of "disclosure controls and procedures" as defined in
            Exchange Act Rule 13a-15(e). In this regard, please confirm to us that your
            disclosure controls and procedures are also effective to ensure that
            information required to be disclosed by you in the reports that you file or
            submit under the Exchange Act are accumulated and communicated to your
            management, including your principal executive and principal financial
            officers, or persons performing similar functions, as appropriate to allow
            timely decisions regarding required disclosure. Additionally, please revise
            your future filings to conclude as to the full definition of disclosure controls
            and procedures, or alternatively, you may simply state that your disclosure
            controls and procedures are effective or ineffective, as applicable.

        •   We note that your Item 308(c) disclosure does not specifically address
            internal control over financial reporting, but rather "control over financial
            reporting." Please confirm to us that there were no changes in the Company's
            internal control over financial reporting that occurred during the quarter ended
            April 3, 2010 that have materially affected, or are reasonably likely to
            materially affect, the company's internal control over financial reporting.
            Additionally, please revise future filings to specifically address internal
            control over financial reporting as required by Item 308(c) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 15, 2010

12.   With respect to each comment below on your proxy statement, please also
        provide us with a sample disclosure showing us what your disclosure will look
        like in future filings.

Compensation Discussion and Analysis, page 19
How Does the Company Determine the Amount/Formula . . . , page 21

13.   In future filings, please enhance your disclosure to discuss how you determine
        whether each element of compensation is competitive within the "market as a
        whole." Please also clarify what you mean by "market as a whole." For example,
        please indicate whether you conducted a comparison against only peer companies
        in your industry or whether you used a broader set of companies. Please also

>   disclose whether you engaged in benchmarking, and if so, please identify the
>   component companies. See Item 402(b)(2)(xiv) of Regulation S-K.

How are Bonuses Determined?, page 21

14.   In future filings, please disclose the actual amount of the quarterly profit-sharing
        awarded to your named executive officers.

15.   In future filings, please disclose the operating performance targets you consider in
        determining the amount of the annual performance-based incentive bonuses
        awarded to your named executive officers.   Please refer to Item 402(b)(2)(v) of
        Regulation S-K. To the extent you believe that disclosure of the information
        would result in competitive harm such that you may omit the information under
        Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed
        explanation supporting your conclusion. Please refer also to Question 118.04 of
        the Regulation S-K Compliance and Disclosure Interpretations available on our
        website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

16.   We note your disclosure in the last paragraph of this section and note that
        discretionary bonuses were paid out in 2009 as indicated in the bonus column of
        the Summary Compensation Table. In future filings, please enhance your
        discussion regarding your discretionary bonuses in this section by indicating the
        amount of discretionary bonus awards paid to your named executive officers.

How are Equity Compensation Awards Determined?, page 22

17.   You awarded stock options for the first quarter of 2009 but only awarded
        restricted stock thereafter. In future filings, please enhance your disclosure to
        discuss your basis for allocating compensation to each different form of award.
        See Item 402(b)(2)(ii) of Regulation S-K. Please further clarify which awards
        were granted to the named executive officers, identify the operating performance
        goals required for vesting and disclose the vesting period.

18.   In future filings, please disclose the target compensation value and how you
        determine the target compensation value for each named executive officer. Please
        also disclose the operating performance goals that must be achieved for equity
        compensation awards to vest.

How is the Chief Executive Officer's Performance Evaluated . . . , page 22

19.   In future filings, please disclose the target and maximum annual bonus
        opportunity for Mr. Fifer. Please also enhance your disclosure to discuss the
        target and maximum bonus opportunities for each of the named executive
        officers. Please further disclose the actual bonus amounts paid out to each named
        executive officer.

What is the Chief Executive Officer's Compensation History?

20.   We note your disclosure on page 21 that you do not typically adjust base salaries each year. In future filings, please explain why you decided to increase Mr. Fifer's base compensation. See Item 402(b)(2)(ix) of Regulation S-K.

Certain Relationships and Related-Party Transactions, page 39

21.   In future filings, please revise to provide all the information required under Item 404(b) of Regulation S-K.

<p style="text-align:center">*   *   *</p>

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Chambre Malone, Staff Attorney, at (202) 551-3262, or Pamela Long, Assistant Director at (202) 551-3765, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant